Filed by Arqit Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centricus Acquisition Corp. (Commission File No. 001-39993)

Commission File No. for the Related Registration Statement: 333-256591

ARQIT LIMITED

Centricus combination declared Effective by SEC

Following unanimous approval by both companies’ Boards, on 2 August Arqit announced that that the SEC has declared effective the registration statement in connection with the proposed combination of Arqit with NASDAQ-listed Centricus, a major step towards the final deal.

SEC declares Effective. The Securities and Exchange Commission has declared Effective the Registration Statement (Form F-4) concerning the combination of Arqit and Centricus (CENHU, CENH, CENHUW, current market capitalisation US$428m). As noted in our Arqit report of 18 July (Unbreakable quantum encryption: the ‘holy grail’) combining with NASDAQ-listed Centricus will give Arqit initial access to funds of up to approximately US$400m with which to realise its plans, plus a quoted public market presence as Arqit Quantum Inc., through which to promote its offering.

Board approval and 31 August EGM. Following unanimous approval of the combination by the Boards of both companies, Centricus will hold an EGM for shareholders at 0900 (ET) on 31st August to approve the associated proposals, details of which can be found in the prospectus available at https://sec.report/CIK/0001859690

Centricus CEO Garth Ritchie commented: “We are pleased to be moving into the final stage of our proposed Business Combination which will bring Arqit to the public markets”, noting, “this transaction will enable Arqit to accelerate adoption of its encryption technology [QuantumCloudTM 1.0] which launched live for customers today”.

Arqit QuantumCloudTM 1.0 release. On 2 August 2021 Arqit also announced release of the first version of its Platform-as-a-Service, QuantumCloud™ 1.0, which offers its clients secure communications channels and data for cloud-based, edge or end-point devices on a global basis. Arqit reports that the service was successfully tested with customers in Q2, with SDKs subsequently being shipped to customers. Combining Arqit’s proprietary developments in quantum- and classical-based cryptography, QuantumCloud™ 1.0 creates instant pairs of (symmetric) keys between devices, placing decryption beyond the reach of even the most powerful computers (see our 18 July report). Arqit plans a range of additional features in the coming quarters, leading up to the launch of its own satellite network targeted for 2023, which replaces the current terrestrial based QuantumCloud™ infrastructure.

Industry collaborations. As announced in June 2021, Arqit established its Federated Quantum System (FQS) to meet governmental preferences for “Private Instances” access to secure cloud technology, in collaboration with industry leaders: BT, Sumitomo Corporation, Northrop Grumman, Leonardo, QinetiQ Space N.V. and Honeywell.

Centricus CEO Garth Ritchie concludes: “The cyber threat continues to escalate globally, with almost weekly headline-grabbing breaches of key technological infrastructure in the public and private sectors - Arqit’s ability to deliver symmetric key encryption to any end-point users, coupled with company’s ability to win blue chip customers, has allowed the board of Centricus Acquisition Corp. to unanimously recommend this transaction to shareholders. We believe that Arqit is set to deliver on its vision of becoming the future of encryption which will accelerate as the marketplace comprehends the imminent threat that quantum computers pose.”

Arqit has already signed over US$130m of contracts with telecoms, government, and defence firms and has additional contracted proof-of-concept projects with major corporates. The market for data encryption is estimated by experts to reach c.US$198bn by 2024. With Board and SEC approval, a combination with NASDAQ-listed Centricus would give Arqit a well-timed base to access this sizeable opportunity for its proprietary quantum-based encryption technology.

9 August 2021

Introduction

Arqit is an innovative developer and provider of quantum-based encryption services based on its expertise in the combined fields of quantum cryptography, cyber security software and satellite technology.

It has turned deep tech into a platform-as-a-service offering which is software-light and highly scalable, with worldwide distribution capability.

Online sales target every vertical, with direct sales in initial specific sectors: telecom operators, defence, autos and financial services.

Arqit has assembled a Management Team that is rich in technology skills and contacts with top-level decision takers in leading companies and government bodies.

An estimated market opportunity is $198bn, as reflected in the current value and shares’ rating of leading listed cybersecurity companies: over $350bn and forward EV/revenue of 22.9x, respectively.

Contracts worth US$130m have already been agreed, and the first software product release from Arqit was confirmed on 2 August 2021.

NB this note is not to be read by, or sent to, private investors in North America

Mike Jeremy (Analyst) 0207 065 2690 mike.jeremy@equitydevelopment.co.uk Andy Edmond 0207 065 2691 andy@equitydevelopment.co.uk

Please refer to the important disclosures shown on the back page and note that this information is Non-independent and categorised as Marketing Material

Contacts

Andy Edmond

Direct: 020 7065 2691

Tel: 020 7065 2690

andy@equitydevelopment.co.uk

Hannah Crowe

Direct: 0207 065 2692

Tel: 0207 065 2690

hannah@equitydevelopment.co.uk

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Additional Information

This communication is being made in respect of the proposed transaction involving Arqit Limited (“Arqit”), Centricus Acquisition Corp. (“Centricus”) and Arqit Quantum Inc. (“Pubco”), a newly formed Cayman holding company. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Pubco has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Centricus in connection with Centricus’ solicitation of proxies for the vote by Centricus’ shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Pubco and Centricus also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to all holders of Centricus’ Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Arqit and Centricus will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Arqit’s website at www.arqit.uk, or by directing a request to: Centricus Acquisition Corp., PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands.

Participants in the Solicitations

Arqit, Centricus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Centricus’ shareholders in connection with the proposed transaction. Information about Centricus’ directors and executive officers and their ownership of Centricus’ securities will be set forth in the proxy statement/prospectus when available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s and Centricus’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s and Centricus’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit and Centricus to predict these events or how they may affect Arqit and Centricus. Except as required by law, neither Arqit and Centricus has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s and Centricus’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Centricus’ securities, (ii) the risk that the business combination may not be completed by Centricus’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Centricus, (iii) the failure to satisfy the conditions to the consummation of the business combination, including the approval of the Business Combination Agreement by the shareholders of Centricus and the satisfaction of the minimum trust account amount following any redemptions by Centricus’ public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the business combination on the Company’s business relationships, operating results, and business generally, (vii) risks that the business combination disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Centricus related to the Business Combination Agreement or the business combination, (ix) the ability to maintain the listing of Centricus’ securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (xii) the potential inability of the Company to convert its pipeline or orders in backlog into revenue, (xiii) the potential inability of the Company to successfully deliver its operational technology which is still in development, (xiv) the potential delay of the commercial launch of the Company’s products, (xv) the risk of interruption or failure of the Company’s information technology and communications system and (xvi) the enforceability of the Company’s intellectual property.